Filed by NetIQ Corporation

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215
FACT SHEET

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Strategic Rationale:

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         The merger of NetIQ and WebTrends will create a powerhouse uniquely positioned to provide comprehensive, leading-edge solutions for managing Windows- and non-Windows-based platforms, applications and devices, and Internet-based systems.. This transaction joins companies with synergistic product offerings, vision, target markets and customer base into a strong and uniquely positioned combination.

o The new company will be able to provide enterprise organizations, eBusinesses and service providers the most comprehensive infrastructure management and intelligence solutions for all the components of their eBusiness infrastructure -- from back-end servers, networks and directories to front-end web servers and applications.

         Provides a one-stop shop for eBusiness management and intelligence -- the resulting product portfolio will include product lines for systems administration, network performance management, operations management, security management, web management, and eBusiness analytics and intelligence.

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Transaction Summary:

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Terms:          WebTrends stockholders will receive 0.480 shares of NetIQ common stock for each WebTrends common share.

Structure:      Purchase accounting/tax-free exchange.

Closing:
Expected to close late in the first calendar quarter or early in the second quarter, subject to regulatory approvals, approval by the stockholders of both companies, and customary closing conditions.


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Combined Company Key Facts:

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Name:           NetIQ Corporation

Headquarters:   NetIQ will remain headquartered in San Jose, CA, with
                development and operational personnel located in Houston, TX, Raleigh, NC and Bellevue, WA and Portland, OR.

Management:     Ching-Fa Hwang, President and Chief Executive Officer
                Eli Shapira, Chief Strategy Officer
                James A. Barth, Chief Financial Officer
                Thomas P. Bernhardt, Chief Technology Officer
                Glenn Boyd, Chief Information Officer
                Flint Brenton, Senior VP of Engineering
                Her-Daw Che, Senior VP of Unix Technology
                Tom Kemp, Senior VP of Products
                Dan Meub, Senior VP of WebTrends Products
                Rick Pleczko, Senior VP of Marketing
                Glenn Winokur, Senior VP of Worldwide Sales

Employees:      Approximately 1000

Revenues:       NetIQ will have pro forma calendar 2000 revenues of
                approximately $160 million

Market Cap:     With the combination, NetIQ will have a market capitalization in excess of approximately $4 billion.

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NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:

 NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com

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